UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 LANOPTICS LTD.
                                (Name of Issuer)

             ORDINARY SHARES, NIS 0.02 PAR VALUE ("ORDINARY SHARES")
                         (Title of Class of Securities)

                                    M6706C103
                                 (CUSIP Number)

                                DECEMBER 24, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Barel, Dr. Meir
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION
     German
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            1,944,204
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        1,944,204
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,944,204
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.4%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Based on 15,669,593 Ordinary Shares outstanding as of December 22, 2006 (excluding 468,855 treasury shares).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Star-Seed Managementgesellschaft mbH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION
     German
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            735,797
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        735,797
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     735,797
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.7%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Based on 15,669,593 Ordinary Shares outstanding as of December 22, 2006 (excluding 468,855 treasury shares).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SVM Star Ventures Managementgesellschaft mbH Nr. 3
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OF PLACE OF ORGANIZATION
     GERMANY
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          6    SHARED VOTING POWER
BENEFICIALLY            1,208,407
  OWNED BY         -------------------------------------------------------------
    EACH           7    SOLE DISPOSITIVE POWER
  REPORTING             0
   PERSON          -------------------------------------------------------------
    WITH           8    SHARED DISPOSITIVE POWER
                        1,208,407
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,208,407
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     N/A
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     7.7%*
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Based on 15,669,593 Ordinary Shares outstanding as of December 22, 2006 (excluding 468,855 treasury shares).

     This Schedule 13G reflects a statement of beneficial ownership of securities of the reporting persons as of December 28, 2006.

Item 1(a)     NAME OF ISSUER:

              LanOptics Ltd.

Item 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              LanOptics Ltd.
              1 Hatamar Street, PO Box 527
              Yokneam 20692
              Israel

Item 2(a)     NAME OF PERSON FILING:

              (I) Dr. Meir Barel ("Barel") is a German citizen residing in Munich, Germany, with a principal business address at c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany. Barel's principal occupation is a professional investment manager. Barel is the sole director and primary shareholder of SVM 3 and Seed GmbH (all as defined below). By reason of Barel being the sole director and primary shareholder of SVM 3 and Seed GmbH, he may be deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly and indirectly by SVM 3 and Seed GmbH.

              (a) Barel, Dr. Meir

              (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany

              (c) German

              (d) Ordinary Shares

              (e) M6706C103

              (II) Star-Seed Managementgesellschaft mbH ("Seed GmbH") is a German limited liability company, with a principal business address at Possartstrasse 9, D-81679 Munich, Germany. Seed GmbH manages the investments of Star Seed Enterprise, a German Civil Law Partnership (with limitation of liability) ("Star Seed"), which invests primarily in securities of Israeli and Israel-related companies. By reason of Seed GmbH being the general partner of Star Seed, it is deemed to be the beneficial holder of, and to share the power to vote and dispose of, the Shares owned directly by Star Seed.

              (a) Star-Seed Managementgesellschaft mbH

              (b) c/o Star Ventures Management, Possartstrasse 9, D-81679 Munich, Germany

              (c) n/a

              (d) Ordinary Shares

              (e) M6706C103

              (III) SVM Star Ventures Managementgesellschaft mbH Nr. 3 ("SVM 3") is a German limited liability company, with a principal business address at Possartstrasse 9, D-81679 Munich, Germany. SVM 3 manages the investments of SVE Star Ventures Enterprises No. VII, a German Civil Law Partnership (with limitation of liability) ("SVE VII"), SVE Star Ventures Enterprises GmbH & Co. No. VIIa KG ("SVE VIIa"), and SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG Nr. 3 ("SVE VIII"), which invest primarily in securities of Israeli and Israel-related companies. By reason of SVM 3 being the general partner of SVE VII, SVE VIIa, and SVE VIII, it is deemed to be the beneficial holder of, and to share the power to vote and dispose of, the shares owned directly by said companies.

              (a) SVM Star Ventures Managementgesellschaft mbH Nr. 3

              (b) Possartstrasse 9, D-81679 Munich, Germany

              (c) n/a

              (d) Ordinary Shares

              (e) M6706C103

Item 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              See above

Item 2(c)     CITIZENSHIP:

              See above

Item 2(d)     TITLE OF CLASS OF SECURITIES:

              See above

Item 2(e)     CUSIP NUMBER:

              See above

Item 3        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B):

              N/A

ITEM 4. OWNERSHIP.

(I) Through Seed GmbH, Barel beneficially owns the following:

(a) Amount beneficially owned: 735,797 ordinary shares

(b) Percent of class: 4.7%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 735,797

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 735,797

Beneficial ownership and shared voting and dispositive power over 735,797 (approximately 4.7%) ordinary shares are exercised by STAR Israel on behalf of Star Seed.

(II) Through SVM 3, Barel beneficially owns the following:

(a) Amount beneficially owned: 1,208,407ordinary shares

(b) Percent of class: 7.7%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,208,407

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,208,407

Beneficial ownership and shared voting and dispositive power over 870,508 (approximately 5.6%) ordinary shares are exercised by SVM 3 on behalf of SVE VII.

Beneficial ownership and shared voting and dispositive power over 231,751 (approximately 1.5%) ordinary shares are exercised by SVM 3 on behalf of SVE VIIa.

Beneficial ownership and shared voting and dispositive power over 90,515 (approximately 0.5%) ordinary shares are exercised by SVM 3 on behalf of SVE VIII.

15,633 (approximately 0.1%) ordinary shares are held directly by SVM 3 as Trustee for Barel. The total holdings described in this filing that constitute beneficial ownership for Barel are the following:

(a) Amount beneficially owned: 1,944,204 ordinary shares

(b) Percent of class: 12.4%

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,944,204 ordinary shares

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,944,204 ordinary shares

Barel, Seed GmbH and SVM 3 each hereby disclaim beneficial ownership of all of the foregoing shares except to the extent of any pecuniary interest therein, except for 15,633 ordinary shares held by SVM 3 as Trustee for Barel.

Item 5        OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]

Item 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              N/A

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              N/A

Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              N/A

Item 9        NOTICE OF DISSOLUTION OF THE GROUP:

              Not Applicable.

Item 10       CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 28, 2006

/s/ Dr. Meir Barel
---------------------------------
Dr. Meir Barel


Star-Seed Managementgesellschaft mbH


By: /s/ Dr. Meir Barel
---------------------------------
Dr. Meir Barel, Managing Director


SVM Star Ventures Managementgesellschaft mbH Nr. 3


By: /s/ Dr. Meir Barel
---------------------------------
Dr. Meir Barel, Managing Director

EXHIBIT 1

                             JOINT FILING AGREEMENT

     This Agreement is filed as an exhibit to this Schedule 13G being filed by Dr. Meir Barel, SVM Star Ventures Managementgesellschaft mbH Nr. 3, and Star-Seed Managementgesellschaft mbH in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G to which this Agreement is attached is filed on behalf of the below-named persons, that they are each responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

     This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 28th day of December 2006.


/s/ Dr. Meir Barel
---------------------------------
Dr. Meir Barel


SVM STAR VENTURES MANAGEMENTGESELLSCHAFT MBH NR. 3


By: /s/ Dr. Meir Barel
---------------------------------
Dr. Meir Barel, Director


STAR-SEED MANAGEMENTGESELLSCHAFT MBH


By: /s/ Dr. Meir Barel
---------------------------------
Dr. Meir Barel, Director